Exhibit 99.1

News Release

B2Gold Files Form 40-F

Vancouver, BC, March 30, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) has today filed with the U.S. Securities and Exchange Commission (the “SEC”) its SEC Annual Report on Form 40-F for the year ended December 31, 2021. This includes the Company’s Annual Information Form, audited Financial Statements and Management’s Discussion & Analysis for the year ended December 31, 2021.

B2Gold shareholders may receive a hard copy of the Company’s complete audited Financial Statements for the year ended December 31, 2021, free of charge, upon request. For further information please visit the Company website at https://www.b2gold.com/investors/financials/.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan.

On Behalf of B2GOLD CORP.

"Clive T. Johnson"

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com